SERVICE AND DISTRIBUTION PLAN

OF

INTREPID CAPITAL MANAGEMENT FUNDS TRUST

        WHEREAS, Intrepid Capital Management Funds Trust is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the “Act”), as an open end management investment company consisting of six series, the Intrepid Capital Fund, the Intrepid Endurance Fund, the Intrepid Income Fund, the Intrepid Disciplined Value Fund, the Intrepid International Fund and the Intrepid Select Fund (each a “Fund” and, collectively, the “Funds”); and

        WHEREAS, the Funds intend to act as a distributor, as defined in Rule 12b-1 under the Act, of their Shares (as defined in the Agreement and Declaration of Trust), and desires to adopt a distribution plan pursuant to such rule, and the Board of Trustees has determined that there is a reasonable likelihood that adoption of this Service and Distribution Plan will benefit the Funds and their shareholders; and

        WHEREAS, the Funds may enter into agreements with dealers and other financial service organizations to obtain various distribution-related and/or shareholder services for the Funds, all as permitted and contemplated by Rule 12b-1 under the Act; it being understood that to the extent any activity is one in which the Funds may finance without a Rule 12b-1 plan, the Funds may also make payments to finance such activity outside such plan and not subject to its limitations.

        NOW, THEREFORE, the Funds hereby adopt this Service and Distribution Plan (the “Plan”) in accordance with Rule 12b-1 under the Act on the following terms and conditions:

        1.    Distribution and Service Fee. The Funds may charge a distribution expense and service fee on an annualized basis of 0.25% of a Fund’s average daily net assets. Such fee shall be calculated and accrued daily and paid at such intervals as the Board of Trustees of the Funds shall determine, subject to any applicable restriction imposed by rules of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

        2.    Permitted Expenditures. The amount set forth in paragraph 1 of this Plan shall be paid for services or expenses primarily intended to result in the sale of each Fund’s shares. Each Fund may pay all or a portion of this fee to any securities dealer, financial institution or any other person who renders personal service to shareholders, assists in the maintenance of shareholder accounts or who renders assistance in distributing or promoting the sale of the Fund’s shares pursuant to a written agreement approved by the Board of Trustees (the “Related Agreement”). To the extent such fee is not paid to such persons, a Fund may use the fee for their expenses of distribution of its shares including, but not limited to, payment by the Fund of the cost of preparing, printing and distributing Prospectuses and Statements of Additional Information to prospective investors and of implementing and operating the Plan as well as payment of capital or other expenses of associated equipment, rent, salaries, bonuses, interest and other overhead costs.

        3.    Effective Date of Plan. This Plan shall not take effect with respect to a Fund until it has been approved by votes of a majority of both (a) the Board of Trustees of the Funds and (b) those Trustees of the Funds who are not “interested persons” of the Fund (as defined in the Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Rule 12b-1 Trustees”), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

        4.    Continuance. Unless otherwise terminated pursuant to paragraph 6 below, this Plan shall continue in effect for as long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3.

        5.    Reports. Any person authorized to direct the disposition of monies paid or payable by the Funds pursuant to this Plan or any Related Agreement shall provide to the  Board of Trustees and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

        6.    Termination. This Plan may be terminated with regard to a Fund at any time by vote of a majority of the Rule 12b-1 Trustees, or by vote of a majority (as defined in the Act) of the outstanding Shares.

        7.    Amendments. This Plan may not be amended to increase materially the amount of payments provided for in paragraph 1 hereof unless such amendment is approved by a vote of at least a majority (as defined in the Act) of the outstanding Shares of a Fund and in the manner provided for initial approval in paragraph 3 hereof. No other amendment to the Plan may be made unless approved in the manner provided for approval of this Plan in paragraph 3(b).

        8.    Selection of Trustees. While this Plan is in effect, (a) the selection and nomination of Trustees who are not interested persons of the Funds shall be committed to the discretion of the Trustees who are not interested persons and (b) any person who acts as legal counsel for the Trustees who are not interested persons of the Funds shall be an independent legal counsel (as defined in the Act).

        9.    Records. The Funds shall preserve copies of this Plan and any Related Agreements and all reports made pursuant to paragraph 5 hereof, for a period of not less than six years from the date of this Plan, or the agreements or such report, as the case may be, the first two years in an easily accessible place.

Amended as of May 11, 2015